UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                  SKYMALL, INC.
                                  -------------
                                (Name of Issuer)



                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)



                                   830859 10 4
                                   -----------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ROBERT M. WORSLEY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  496 shares
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      5,495,723 shares
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       496 shares
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  5,495,723 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,496,715 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    63.5%, based upon 8,654,000 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CHRISTI M. WORSLEY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  496 shares
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      5,495,723 shares
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       496 shares
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  5,495,723 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,496,715 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    63.5%, based upon 8,654,000 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)  NAME OF ISSUER:

           SkyMall, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1520 East Pima Street
           Phoenix, Arizona  85034

ITEM 2(A) NAME OF PERSON FILING:

          The persons filing this Schedule 13G are: *

          (1)      Robert M. Worsley
          (2)      Christi M. Worsley
          ---------

          * Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The address of Mr. and Mrs. Worsley's principal business office is c/o SkyMall, Inc., 1520 East Pima Street, Phoenix, Arizona 85034

ITEM 2(C)   CITIZENSHIP:

            Mr. and Mrs. Worsley are citizens of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 par value

ITEM 2(E)   CUSIP NUMBER:

            830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a)/ / Broker or Dealer registered under Section 15 of the Act

            (b)/ / Bank as defined in Section 3(a)(6) of the Act

            (c)/ / Insurance Company as defined in Section 3(a)(19) of the Act

            (d)/ / Investment Company registered under Section 8 of the
                   Investment Company Act

                                Page 4 of 8 Pages

            (e)/ / Investment  Adviser  registered  under  Section  203  of the
                   Investment Advisers Act of 1940

            (f)/ / Employee Benefit Plan,  Pension  Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g)/ / Parent Holding Company, in accordance with ss.240.13d-1(b)(1)
                   (ii)(G) (NOTE: See Item 7)

            (h)/ / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

     (A)    AMOUNT BENEFICIALLY OWNED:

            Mr. and Mrs. Worsley beneficially own 5,496,715 shares of Common Stock of the Company consisting of (i) 2,268,898 shares of Common Stock jointly owned by Mr. and Mrs. Worsley; (ii) 2,536,798 shares of Common Stock that the Worsleys have the right to acquire during the two-year period commencing on December 16, 1996 from Alan C. And Karen Ashton (the "Ashtons"); (iii) 687,298 shares of Common Stock that the Worsleys have the right to acquire during the eighteen-month period commencing on December 16, 1996 from Bert A. Getz and Globe Corporation (collectively "Getz"); (iv) 2,820 shares of Common Stock issued upon the conversion of 15 shares of Preferred Stock issued by the Company; and (v) 900 shares of Common Stock issuable upon exercise of a Warrant acquired in the Company's 1996 private placement. Of the 2,820 shares of Common Stock issued upon conversion of the Preferred Stock, 2,068 shares were issued to Mr. and Mrs. Worsley jointly, 376 shares were issued to Mr. Worsley individually, and 376 shares were issued to Mrs. Worsley individually. Of the 900 shares of Common Stock issuable upon exercise of the Warrant, if all of the Warrants are exercised, 660 shares of Common Stock will be issued to Mr. and Mrs. Worsley jointly, 120 shares will be issued to Mr. Worsley individually, and 120 shares will be issued to Mrs. Worsley individually.

            Based upon the foregoing, Mr. and Mrs. Worsley each individually own
            (i) 496 shares of Common Stock, (ii) 5,495,723 shares of Common Stock jointly, and (iii) the 496 shares of Common Stock held by each spouse.

            On January 17, 1997, the Ashtons and Getz each respectively sold 150,000 shares of their Common Stock to cover the underwriters over-allotment option in the Company's initial public offering (the "Over-Allotment Option"). Accordingly, the options of the Worsleys described above to acquire shares from the Ashtons and Getz each expired with respect to 150,000 shares.

     (B)    PERCENT OF CLASS:

            As of December 31, 1996, Mr. and Mrs. Worsley each beneficially owned 63.5% of the Company's Common Stock. Following the sale of the shares in the Over-Allotment Option, the Worsleys beneficially own 60.0% of the Company's Common Stock.

                                Page 5 of 8 Pages

     (C)    NUMBER OF SHARES AS TO WHICH EACH SUCH PERSON HAS:

            (1) Robert M. Worsley:

                (i)   sole power to vote or to direct the vote: 496 shares

                (ii)  shared power to vote or to direct the vote:
                      5,495,723 shares

                (iii) sole power to dispose or to direct the disposition of: 496 shares

                (iv) shared power to dispose or to direct  the  disposition  of:
                     5,495,723 shares

            (2) Christi M. Worsley:

                (i)   sole power to vote or to direct the vote: 496 shares

                (ii)  shared power to vote or to direct the vote:
                      5,495,723 shares

                (iii) sole power to dispose or to direct the disposition of: 496 shares

                (iv) shared  power to dispose or to direct  the disposition  of:
                     5,495,723 shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.


                                Page 6 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 1997                       /s/ Robert M. Worsley
                                                ------------------------------
                                                    ROBERT M. WORSLEY


DATED:  February 14, 1997                       /s/ Christi M. Worsley
                                                ------------------------------
                                                    CHRISTI M. WORSLEY





                                Page 7 of 8 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     ROBERT M. WORSLEY and CHRISTI M. WORSLEY, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G relating to their beneficial ownership of the Common Stock of SkyMall, Inc.


DATED:  February 14, 1997                       /s/ Robert M. Worsley
                                                ------------------------------
                                                    ROBERT M. WORSLEY


DATED:  February 14, 1997                       /s/ Christi M. Worsley
                                                ------------------------------
                                                    CHRISTI M. WORSLEY







                                Page 8 of 8 Pages